ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the three months and six months ended August 31, 2008 and the audited consolidated financial statements for the nine months ended February 29, 2008, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

In December 2007, the Company’s Board of Directors approved a resolution to change the Company’s year end from May 31, 2008 to February 29, 2008.

This MD&A is prepared as of October 10th, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This section uses the term “indicated resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2            Overview

Rockwell Diamonds Inc. ("Rockwell" or the "Company") is engaged in the business of alluvial diamond production. The Company is focused on acquiring additional operating diamond properties or projects that have near-term potential for alluvial diamond production.

1.2.1         Summary

In the first half of fiscal 2009, the Company operated four alluvial diamond mines. During the period, the Company increased its interest in the Holpan/Klipdam and Wouterspan properties to 74%, with the remaining 26% being held by a Black Economic Empowerment (“BEE”) consortium.

As a result of work stoppages, production fell by approximately 55% for the month of August.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

An industrial action at the Wouterspan mine during the quarter resulted in operations being shutdown during late July and the month of August. Following negotiations between the Company and the National Union of Mineworkers, a disciplinary procedure and hearing initiated against employees at Wouterspan was settled.

Wage negotiations for all South African operations were implemented in June 2008. These negotiations reached a deadlock in mid August and were followed by work stoppages at the Company’s other operations. During the industrial action and work stoppages, Rockwell was able to maintain day time shift production through the efforts of its mine management and supervisor teams supported by non-unionized employees at its Wouterspan, Klipdam and Saxendrift operations.

Full operations resumed on September 3, 2008.

The Saxendrift mine was acquired in April 2008 by Rockwell through a transaction with the TransHex Group (see the MORO Agreement below). The Company completed re-commissioning of the plant and recovery unit at Saxendrift during the first quarter, and began production. Rockwell also initiated fabrication and construction of a new high-volume Wet-Rotary Pan Plant, which continues to be on budget and on schedule for start-up in early November 2008.

In the three month period ended August 31, 2008:

  4,266.25 carats were produced at the Holpan/Klipdam, Wouterspan and Saxendrift operations

  5,024.34 carats were sold at an average price of US$1,951.41 per carat

  Revenues from sales were $9.9 million, inclusive of revenue received from contract diamond sales of $4,356.

  Cost of sales and amortization totalled $10.3 million, resulting in an operating loss of $155,476 for the period.

  Net general and administrative expenses amounted to $3.2 million, offset by a net tax recovery of $703,167, and the loss on the sale of a discontinued operation of $203,338 resulted in a net loss of $2.2 million or $0.01 per share.

In the six months ending August 31, 2008:

  10,576.83 carats were produced from operations at Holpan/Klipdam, Wouterspan and Saxendrift.

  9,879.61 carats were sold at an average price of US$1,709.31 per carat.

  Revenues from sales of $17.4 million, inclusive of revenue received from contract diamond sales of $160,576.

  Cost of sales and amortization totalled $17.5 million, resulting in an operating loss of $7,344 for the period.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Net general and administrative expenses amounted to $4.6 million, offset by a net tax recovery of $1.1 million, and the loss on the sale of a discontinued operation of $203,338 resulted in a net loss of $3 million or $0.01 per share.

Diamonds in inventory at August 31, 2008 totalled 2,343.29 carats.

In August 2008, the Company acquired some 12,254 hectares in additional prospecting permits in the North Cape Province, a number of which are adjacent to the Wouterspan and Saxendrift operations.

On September 9, 2008, Pala Investments Holdings Limited (“Pala”) made an unsolicited offer to acquire all of the outstanding shares of Rockwell for $0.36 per share (“the Offer”) After careful consideration, including consultation with its independent financial and legal advisors and recommendation from a special committee, Rockwell’s Board concluded that the Offer significantly undervalues Rockwell and is not in the best interests of its shareholders. Management recommended to shareholders to reject the Offer. A Directors’ circular was mailed to shareholders on September 22, 2008.

Full scale pre-commissioning trials of the new final recovery facility at the Saxendrift operation began three weeks ahead of schedule in September 2008. The facility incorporates seven, flow-sort X-ray recovery machines, a state of the art optical sort machine, hands-off diamond recovery units with built-in secure storage capability and security monitoring. The flow sort X-ray recovery units are configured to process and recover diamonds in the size fraction +2 mm to 32 mm at a high level of throughput and efficiency, and will recover diamonds of up to about 210 carats in size. In addition, an optical sort machine has been integrated that will also allow recovery of considerably larger stones up to about 500 carats in size.

1.2.2          Financings

In fiscal year ended May 31, 2007, the Company completed two significant equity financings. During the nine month period ended February 29, 2008, the Company completed a brokered private placement financing. There were no financings completed during six months ended August 31, 2008.

$21 million private placement financing

In November 2006, Rockwell completed a private placement of $21 million, consisting of 42 million units at $0.50 per unit (the “Offering”). Each unit consists of one common share (“Share”) in the capital of the Company and one Share purchase warrant. Each warrant entitles the holder to buy one common share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years. The Company listed on the TSX in fiscal 2008. A portion of the securities is subject to additional US resale restrictions in the United States. The Company paid cash commissions of $1,215,770.

Financing to raise up to $60 million

In May 2007, the Company completed a private placement and issued 116,007,154 million equity units at a price of $0.52 per unit for aggregate proceeds of up to $60 million, comprised of approximately $50 million to be issued to investors under the brokered offering and $10 million to be issued in a non-

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

brokered offering. Each unit consists of one common share and one share purchase warrant exercisable at $0.70 for a 24 month period from completion. Units issued under the brokered offering were being offered by a syndicate of agents. Closing of the offering occurred on May 9, 2007.

The Company paid cash commissions of $3,877,665, issued 1,093,440 common shares fair valued at $568,588 as compensation to agents as well as 5,772,000 broker warrants fair valued at $1,693,197 to the agents, bringing the total issued common shares to 117,100,594 and total commissions to $6,139,450.

The net proceeds from the offerings will be used to fund Rockwell’s acquisition of the MORO from Trans Hex, expand production capacity at its Wouterspan operation across the river from the MORO, implement improvements at its other operations, and for general corporate purposes.

$14.5 million private placement financing, January 2008

In January 2008, the Company completed a brokered private placement, which had been announced on November 28, 2007, and issued a total of 24,101,526 Common Shares at a price of $0.60 per share for total proceeds of $14,460,916. The Company issued 500,000 Common Shares and paid a cash fee of $300,000 as finder’s fees relating to the private placement. All shares issued pursuant to the private placement were subject to a hold period that expired on March 31, 2008.

Proceeds from the financing will be used to fund Rockwell’s diamond operations and new project evaluation and development.

1.2.3          Agreements

Durnpike Agreement

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo (“DRC”). These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the DRC and Galputs Minerale Project in South Africa.

Subsequently and pursuant to the terms of the Definitive Agreement, the Company acquired all of the shares and loans in Durnpike, a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds an interest in respect of and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property were indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust held 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam was owned by nominees of the Van Wyk Trust. HCVW and Klipdam were collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”).

On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”)

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

for South African Rand (“ZAR”) 50 million ($7.8 million) and agreed to pay an additional ZAR30 million ($4.5 million) to the Van Wyk Trust on July 7, 2007.

To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million (Cdn$7.8 million). This loan is secured by a pledge of Durnpike’s Acquisition Interest. The payment of ZAR30 million was made to the Van Wyk Trust in June 2007.

Durnpike increased its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW for the amount of ZAR 1 million ($160,000) and (b) introducing a ZAR 24 million ($3.9 million) working capital loan into VWDG. These conditions were met in January 2007.

The Company also entered into an Exchange Agreement with the Van Wyk Trust to acquire the remaining shareholding of VWDG for ZAR 60 million ($9 million), payable in Common Shares. The Exchange Agreement became effective upon Rockwell completing its listing of the Company’s Common Shares on the JSE Limited (“JSE”) stock exchange. In March 2008, the Company issued Common Shares to the Van Wyk Trust and increased its ownership by 34% to a total of 85% of the VWDG assets.

Pursuant to the Definitive Agreement:

  The Company acquired from the Vendors all of their shares and loans in Durnpike for consideration of ZAR 39.8 million ($6.1 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties in South Africa and the DRC. The ZAR consideration does not include payment in respect of the Kwango River Project, which payment stands to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company.
  On November 30, 2007, the Company began trading on the JSE and hence completed its JSE listing condition. Consequently, the Company issued 7,848,663 Common Shares as settlement of its commitment and also 1,676,529 Common Shares as finder fees relating to the Durnpike acquisition.

  The Company spend C$283,691 on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. As the deadline of February 29, 2008 was not met, the Company negotiated an extension to such deadline. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. If the Company does not wish to retain the Kwango River Project following completion of the feasibility study, the Definitive Agreement provides for Durnpike being divested of such project on certain terms, with the Company nevertheless retaining 100% of the shares in Durnpike (and therefore the indirect interests in the

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Holpan/Klipdam, Wouterspan and Galputs properties). In such event, the full and final purchase consideration for Durnpike will be limited to the ZAR Consideration.

Durnpike’s interest in the Kwango River Project is constituted by an agreement (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike will be entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series of recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see note 15(a) to the audited financial statements for the nine months ending February 29, 2008). During the third quarter of 2008 the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331).

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least nine months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations.

On January 31, 2007, all the conditions precedent to implementation of the Acquisition as per the Definitive Agreement, were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa.

As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project. For the Galputs deal to be fulfilled the condition precedent was that the South African Department of Minerals and Energy had to give its written approval to transfer the shares from the vendor to the purchaser by no later than May 31, 2008. Due to the fact that no written approval had been obtained on or before May 31, 2008, the provisions of the agreement shall not be of any force and all parties have been restored to a position as if the agreement had not been entered into.

During the year ended May 31, 2007, a BEE group purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The BEE company is African Vanguard Resources (Pty) Ltd., the holding company of Richtrau No 136 (Pty) Ltd. During the six months ended August 31, 2008 the BEE group increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% were at a subscription price of ZAR 17.5 million and the BEE group will also inject ZAR 10.5 million in working capital into the VWDG.

Makoenskloof property acquisition

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River, approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. HCVW paid ZAR 5.4 million ($880,000) in January 2007 for the property and mining permits. Pursuant to this option exercise, HCVW also entered into a subcontracting agreement with Folmink Delwery CC to perform bulk sampling, commencing in March 2007. In April 2007, HCVW entered into an agreement to purchase ZAR 21.3 million (approximately $3 million) in plant and equipment from the sub-contractor and to terminate the sub-contracting arrangement. The Company has paid a total consideration of ZAR 19 million ($2.7 million) and is committed to pay the remaining consideration in monthly payments of ZAR 500,000 ($63,000). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

The Makoenskloof property is currently on care and maintenance.

Middle Orange River Operations (“MORO”) Agreement

In March 2007, Rockwell and Trans Hex, through its wholly owned subsidiary Trans Hex Operations (Pty) Ltd (“THO”), announced that the companies had entered into an agreement whereby Rockwell’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd (“Rockwell RSA”), would acquire two open pit alluvial diamond mines (Saxendrift and Niewejaarskraal) currently on care and maintenance, and three alluvial diamond exploration projects (Kwartelspan, Zwemkuil-Mooidraai, and Remhooget-Holsloot) referred to collectively as the Middle Orange River Operations from Trans Hex (“the Transaction”). Pursuant to the terms of the Transaction, Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose vehicle (“Saxendrift Mine Pty (Ltd)”) which Rockwell acquired via Rockwell RSA.

The MORO include:

  the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area (described above);

  substantial indicated and inferred mineral resources (see Table in section 1.2.5 below);

  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at ZAR 53.3 million ($8.0 million);

  the employees of THO in terms of Section 197 of South Africa’s Labour Relations Act of 1995; and

  a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppie gravels will be reprocessed by Rockwell to recover contained diamonds. The plan is to process the material and simultaneously rehabilitate these areas.

The Company has paid cash consideration to Trans Hex of ZAR 93.3 million ($12.2 million) and assumed potential liabilities for staff layoffs of ZAR 5 million ($0.6 million) and rehabilitation bonds of ZAR 7.8 million ($1 million). An independent consultant has been appointed to determine the value of the rehabilitation bonds. All payments and liabilities are expected to total $16.2 million, subject to certain final adjustments. Trans Hex will transfer all its relevant mineral rights and associated assets into Saxendrift Mine Pty (Ltd) to be acquired by the Rockwell RSA.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Transaction was completed in April 2008. Registration of transfer to Saxendrift Mine Pty (Ltd) of the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects was obtained. Cession of the Niewejaarskraal mining right is still awaited from the DME, and the Remhoogte prospecting right is in the process of being renewed. Until these rights have been awarded, funds of ZAR 26.8 million allocated for their purchase will be retained in an interest-bearing Trust account. Once the DME has issued the necessary cession and renewal documents, these rights will also be transferred to Rockwell RSA via the Saxendrift Mine Pty (Ltd) and the funds in Trust released to Trans Hex.

Farhom Property

On July 30, 2007, H.C. Van Wyk Diamonds acquired 100% of the shares and shareholder loans of Farhom Mining & Construction (Pty) Ltd for ZAR 10 million ($1.5 million). This company holds the mineral rights over the Farhom farm property. This transaction was concluded in terms of an option granted to HCVW on February 24, 2005 and later amended on July 10, 2007.

1.2.4          Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ending August 31, 2008) with the quarter ending August 31, 2007.

PRODUCTION
Operation	3 months ending August 31, 2008			3 months ending August 31, 2007
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	150,285	774.01	0.52	275,758	2,446.07	0.89
Klipdam	210,759	1,622.13	0.77	259,527	2,528.02	0.97
Wouterspan	120,829	708.12	0.59	354,492	2,594.59	0.73
Makoenskloof	-	-	-	63,199	237.30	0.38
Saxendrift	84,883	1,161.99	1.37	-	-	-
Total	566,756	4,266.25	0.75	952,976	7,805.98	0.82

SALES, REVENUE AND INVENTORY
Operation	3 months ending August 31, 2008				3 months ending August 31, 2007
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	1,015.39	842,285	829.52	267.65	1,469.20	3,149,370	2,143.59	1,382.65
Klipdam	1,898.91	5,294,781	2,788.33	679.31	1,758.87	5,218,220	2,966.80	1,171.70
Wouterspan	1,093.56	1,700,432	1,554.95	272.88	1,752.56	4,879,342	2,784.12	991.56
Makoenskloof	-	-	-	0.38	-	-	-	237.30
Saxendrift	1,016.48	1,967,072	1,935.18	420.56	-	-	-	-
Total	5,024.34	9,804,570	1,951.41	1,640.78	4,980.63	13,246,932	2,659.69	3,783.21

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production and Sales –Six Month Comparison

The following is a comparison of the first six months of fiscal 2009 (ending August 31, 2008) with the six months ending August 31, 2007.

PRODUCTION
Operation	6 months ending August 31, 2008			6 months ending August 31, 2007
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	356,751	2,579.36	0.72	671,933	4,651.83	0.70
Klipdam	429,429	4,232.01	0.99	456,468	3,996.34	0.88
Wouterspan	363,069	2,328.42	0.64	639,288	4,216.18	0.66
Makoenskloof	-	-	-	63,199	237.3	0.38
Saxendrift	89,484	1,437.04	1.58	-	-	-
Total	1,238,733	10,576.83	0.85	1,830,888	13,101.65	0.65

SALES, REVENUE AND INVENTORY
Operation	6 months ending August 31, 2008				6 months ending August 31, 2007
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	2,589.96	3,471,620	1,340.41	267.65	3,647.06	5,064,324	1,388.60	1,382.65
Klipdam	3,912.71	7,744,322	1,979.27	679.31	3,089.40	6,261,066	2,026.63	1,171.70
Wouterspan	2,360.46	3,704,334	1,569.33	272.88	3,466.98	7,024,589	2,026.14	991.56
Makoenskloof	-	-	-	0.38	-	-	-	237.3
Saxendrift	1,016.48	1,967,072	1,935.18	420.56	-	-	-	-
Total	9,879.61	16,887,348	1,709.31	1,640.78	10,203.44	18,349,979	1,544.12	3,783.21

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 farm and Klipdam 157 farm, covering an area of 3,836 hectares. The production from Holpan and Klipdam is accounted for separately because they are separate operating entities.

Quarter ending August 31, 2008

Production at Holpan in the quarter was 774.01 carats from 150,285 cubic meters (300,570 tonnes) of gravels processed, compared with 2,446.07 carats from 275,758 cubic meters (551,516 tonnes) of gravels processed in the quarter ending August 31, 2007.

Sales from Holpan were 1,015.39 carats at an average value of US$829.52 per carat, a decrease in carats and in value from the 1,469.20 carats at an average value per carat of US$2,143.59 sold in the quarter ending August 31, 2007.

Production at Klipdam was 1,622.13 carats from 210,759 cubic meters (421,518 tonnes) of gravels, compared to 2,528.02 carats from 259,527 cubic meters (519,054 tonnes) of gravels produced in the quarter ending August 31, 2007.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales from Klipdam were 1,898.91 carats at an average value of US$2,788.33 per carat, an increase in carats and slight decrease in value compared to 1,758.87 carats at an average value per carat of US$2,966.80 in the quarter ending August 31, 2007.

Six months ending August 31, 2008

Production at Holpan over the six months was 2,579.36 carats from 356,751 cubic meters (713,502 tonnes) of gravels processed, compared with 4,651.83 carats from 671,933 cubic meters (1,343,866 tonnes) of gravels processed in the six months ending August 31, 2007.

Sales from Holpan were 2,589.96 carats at an average value of US$1,340.41 per carat, a decrease in carat sales and value per carat sold from 3,647.06 carats at an average value of US$1,388.60 per carat in the quarter ending August 31, 2007.

The inventory at Holpan is 267.65 carats.

In the first half of the 2009 fiscal year, production at Klipdam was 4,232.01 carats from 429,429 cubic meters (858,858 tonnes) of gravels, compared to 3,996.34 carats from 456,468 cubic meters (912,926 tonnes) of gravels produced in the quarter ending August 31, 2007.

Sales from Klipdam were 3,912.71 carats at an average value of US$1,554.95 per carat, an increase in carats sold but a decrease in value per carat sold from 3,089.40 carats at an average value of US$2,026.63 per carat in the quarter ending August 31, 2007.

There is an inventory of 679.21 carats for Klipdam.

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 969.4 hectares, of the Lanyon Vale 376 farm. Operations are taking place on two portions of the property called the Farhom and Okapi farms, exploiting the Rooikoppie and Primary gravel units.

Quarter ending August 31, 2008

During the quarter, the property produced 708.12 carats from 120,829 cubic meters (241,658 tonnes) of gravels, a decrease from 2,594.59 carats produced and 354,492 cubic meters (708,984 tonnes) of gravels processed in the quarter ended August 31, 2007.

Sales from Wouterspan were 1,093.56 carats at an average price of US$1,554.96 per carat, compared to 1,752.56 carats sold at an average value per carat of US$2,784.12 in the quarter ending August 31, 2007.

Six months ending August 31, 2008

During the first half of the fiscal 2009 year, the property produced 2,328.42 carats from 363,069 cubic meters (726,138 tonnes) of gravels, a decrease from 4,216.18 carats produced and 639,288 cubic meters (1,278,576 tonnes) of gravels processed in the six months ending August 31, 2007.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales from Wouterspan were 2,360.46 carats at an average price of US$1,569.33 per carat, a decrease in carats and value per carat sold from 3,466.98 carats at an average value of US$2,026.14 per carat in the six months ending August 31, 2007.

The inventory at Wouterspan is 273.08 carats.

Saxendrift Property

The Saxendrift property is located on the south bank of the Middle Orange River and adjacent to the Wouterspan diamond operation. The Company acquired and re-commissioned the property in the first quarter of fiscal 2009.

Quarter ending August 31, 2008

During the quarter, the property produced 1,161.99 carats from 84,883 cubic meters (169,766 tonnes) of gravels.

In the second quarter, 1,016.48 carats were sold at an average price of US$1,935 per carat.

Six months ending August 31, 2008

During the six month period, 1,437.04 carats were recovered from 89,484 cubic meters (178,968 tonnes) of gravels during re-commissioning. Of this, 144.35 carats of bantoms were recovered from 2,325 cubic meters (4,650 tonnes) of gravels in the processing plant and the remaining carats were recovered from gravel production.

There were no sales from Saxendrift in the first quarter as the Company was focused on re-commissioning the Saxendrift site. In the second quarter, 1,016.48 carats were sold at an average price of US$1,935 per carat.

Production Costs

The average operating cost during the quarter was US$5.62 per tonne (excluding Saxendrift, which is currently in a ramp-up phase, it is US$4.65), an increase from US$2.96 per tonne in the quarter ending August 31, 2007.

The average operating cost over six months was US$4.77 per tonne (excluding Saxendrift, which is currently in a ramp-up phase, it is US$4.16), an increase from US$3.48 per tonne in the six months ending August 31, 2007.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.5          Exploration and Development Properties

Middle Orange River Operations

In addition to the Saxendrift mine (see production above) and the past producing Niewejaarskraal mine, the MORO properties include Kwartelspan, Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot prospecting projects, totaling approximately 14,950 hectares.

The Niewejaarskraal Mine was operated from 2002-2006 by Trans Hex. It has been on care and maintenance since late 2006. Once the final permitting has been acquired for Niewejaarskraal, Rockwell’s Project Team will be tasked with the re-start at this mining site.

Trans Hex also conducted exploration and evaluation work on several large alluvial gravel terraces on the Kwartelspan property, located to the north-east of Saxendrift, and on the Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot properties, located to the south-west of Niewejaarskraal. The exploration work included reverse circulation drilling, trenching and bulk sampling.

Rockwell has a current plan for exploration activities at Kwartelspan and Saxendrift. It will assess and implement plans for the other properties once

Kwango River Project, DRC

The Kwango River Project comprises approximately 109 square km within Exploitation Permit Number 331 (“PPE331”) held by Midamines, a DRC company. Durnpike has an option agreement with Midamines (“Midamines Agreement”) to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

The Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces, which are being mined by small scale operations.

In 2007, the Company advanced the logistical activities for its planned exploration and bulk sampling initiative with Midamines, established a working base in Kinshasa and conducted geophysical and other investigations on site. No work was done in fiscal 2008.

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement denied the validity of that agreement. The other 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of the dispute.

The Company will obtain formal legal advice from counsel and evaluate its available remedies. Although the outcome is not currently determinable the project is not a material operation of the Company. During

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

the third quarter of fiscal 2008 the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession

Ricardo Property, Chile

The Company held a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile that it acquired in 1998. Exploration was carried out by two companies who optioned the property in 2000 and 2004. Since that time, Rockwell has sought partners to continue exploration or to divest of the property. In July 2008, the Ricardo property was acquired by Hunter Dickinson Acquisitions Inc., a company with certain directors and officers in common.

1.2.6          Market Trends

The Diamond Market Update

In the quarter ending August 31, 2008, normal seasonal adjustments related to the activities of buying and trading rough diamonds as well as the effects of world stock markets caused an adjustment in world diamond prices.

The first half year of 2008 experienced major price increase in both polished and rough diamonds. This increase as well as the general shortage of rough diamonds, in particular, better quality, larger polished diamonds, fuelled a large amount of speculation between the traders in the diamond industry. This speculation, artificially, caused even higher prices for better quality diamonds. The downfall in world economic situation saw a correction in diamond prices overall and, particularly, an end to the speculation between traders.

De Beers raised prices in July by an average of 5% and up to 15% on larger goods. This increase brought De Beers’ total price increases up to 16% so far in 2008. Diamond Trading Company (DeBeer’s selling organization) prices are up over 70% since 2000.

At the end of August, the Diamond Cutting and Trading centers throughout the world were watching and waiting before any major activity will occur. The Hong Kong Jewelry and Watch Fair during mid September will be closely monitored to determine the level of activity for the next few months in the industry. All indications are that large stone interest will continue; However, economic issues will introduce a level of caution, particularly by US consumers, and less so in the remainder of the world.

Rockwell expects the prices to remain firm for the remainder of 2008.

Rockwell has continued its sales via sealed bid tender basis as well adding a few special diamonds (single, large, high value stones) that will be cut and polished by Steinmetz Diamond Group on behalf of the Steinmetz Diamond Group/Rockwell Diamonds Inc. joint venture. The polished results of such ‘specials’ are promising and are expected to provide good returns over the next few quarters.

Rockwell’s marketing of its diamonds will continue in the same fashion as the past but will further investigate the options to diversify its beneficiation program for selected rough diamonds from Rockwell’s production that prove viable based on the skills and the costs of polishing within South Africa.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Background

Diamond clarity is rated using the following scale:

GIA diamond clarity grading scale
Category	Flawless	Internally Flawless	Very Very Slightly Included		Very Slightly Included		Slightly Included		Included
Grade	FL	IF	VVS1	VVS2	VS1	VS2	SI1	SI2	I1	I2	I3

  Diamonds with clarity of VS2 or better have experienced the greatest increase in prices increases.

  Diamonds with a grade of less than VS2 have achieved relatively smaller increases in price.

There has been price increases for the full range of coloured diamonds, but the major price increases are for those in the D-K colour range and, predominantly, for the D to F colours. The greatest price increase was for D-coloured stones; however, an overall percentage for the increase in price is hard to determine because of the scarcity and extreme demand for these stone. Similar increases have been experienced for fancy coloured diamonds, i.e. pink, blue or yellow stones. All coloured and rare D-colour diamonds are regarded as investment pieces, comparable to art from a known artist.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3             Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	Nine months ended	Years ended
Balance Sheets	February 29, 2008	May 31, 2007	May 31, 2006
Current assets	$38,596,562	$56,142,572	$256,456
Mineral properties	25,247,937	24,121,855	1
Other assets	69,848,625	49,341,956	32,190
Total assets	133,693,124	129,606,383	288,647

Current liabilities	12,502,301	29,399,774	1,146,070
Other liabilities	34,076,016	28,613,767	–
Shareholders’ equity (deficiency)	87,114,807	71,592,842	(857,423)
Total liabilities and shareholders’ equity	$133,693,124	$129,606,383	$288,647
	Nine months ended	Years ended
Statement of Operations	February 29, 2008	May 31, 2007	May 31, 2006
Revenue	$36,149,308	$10,103,328	$–
Mine site operating costs	(22,730,271)	(8,974,742)	–
Amortization and depletion	(6,533,941)	(2,074,415)	–
Operating profit (loss)	6,885,096	(945,829)	–
Expenses
Accretion of reclamation obligation	464,316	55,471	–
Exploration	604,169	1,371,351	307,390
Foreign exchange loss (gain)	(751,318)	(3,580,364)	(46,881)
Legal, accounting and audit	790,725	691,759	175,782
Office and administration	2,697,077	2,993,453	489,015
Property Investigations	–	–	399,006
Shareholder communications	198,985	200,574	32,130
Stock-based compensation	1,826,317	79,623	83,516
Travel and conference	654,705	666,194	132,645
Transfer agent filings	544,232	176,530	20,843
Subtotal	7,029,208	2,654,591	1,593,446
Gain on sale of marketable securities	–	–	(56,585)
Loss on disposal of equipment	402,411	94,621	–
Interest income	(1,118,396)	(372,149)	(2,172)
Interest on capital leases	1,289,385	433,125	–
Convertible note accretion and interest expense	270,976	2,466,839	–
Loss on early extinguishment convertible promissory notes	–	137,957	–
Write-off of amounts receivable	18,360	224,942	–
Write-down of marketable securities	–	1	19,128
Write-down of mineral property interests	–	–	46,856
	862,736	2,985,336	1,600,673
Loss before income taxes	1,006,848	6,585,756	1,600,673
Income tax expense	179,290	–	–
Future income tax (recovery) expense	2,261,110	(635,773)	–
Loss before non-controlling interest	3,447,248	5,949,983	1,600,673
Non-controlling interest	5,955,779	415,159	–
Loss for the year ended	$9,403,027	$6,365,142	$1,600,673
Basic and diluted loss per common share	$(0.05)	$(0.11)	$(0.07)
Weighted average number of common shares outstanding	196,428,551	55,418,242	23,640,123

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Aug 31	May 31	Feb 29	Nov 30	Aug 31	May 31		Feb 28	Nov 30
	2008	2008	2008	2007	2007	2007		2007	2006
Current assets	$21,757	$27,190	$38,597	$36,823	$46,861	$56,143		$25,751	$23,063
Mineral properties	37,386	36,592	25,248	24,928	25,589	24,122		18,788	–
Other assets	80,146	74,621	69,848	66,544	55,997	49,342		36,884	42
Total assets	139,289	138,403	133,693	128,295	128,447	129,606		81,423	23,105

Current liabilities	17,369	15,353	12,502	17,173	23,899	29,400		43,261	6,149
Other liabilities	28,942	28,194	34,076	30,395	32,297	28,613		21,966	–
Shareholders’ equity (deficiency)	92,979	94,856	87,115	80,727	72,251	71,593		16,196	16,956
Total liabilities and
shareholders’ equity	139,289	138,403	133,693	128,295	128,447	129,606		81,423	23,105

Working capital (deficit)	4,388	11,837	26,905	19,650	22,962	26,743		(17,510)	16,914

Revenue	10,168	7,331	9,802	12,125	14,222	7,684		2,419	–
Mine site operating costs	(7,651)	(4,609)	(7,350)	(9,571)	(5,809)	(7,100)		(1,874)	–
Amortization	(2,673)	(2,574)	(2,418)	(2,141)	(1,975)	(1,680)		(395)	–
Operating profit (loss)	(155)	148	34	413	6,438	(1,096)		150	–

Expenses
Accretion of reclamation obligation	99	69	378	28	59	55		–	–
Exploration	(33)	304	174	127	304	162		508	526
Foreign exchange	831	(206)	16	(126)	(641)	(2,856)		(336)	(394)
Legal, accounting and audit	640	137	472	253	66	403		(252)	326
Office and administration	868	972	1,147	850	700	1,651		621	409
Shareholder communications	119	80	65	64	69	57		53	51
Stock-based compensation	373	686	1,177	617	32	8		16	18
Travel and conference	108	212	382	147	126	285		120	125
Transfer agent filings	35	10	439	98	7	56		23	52
Subtotal	3,038	2,263	4,250	2,058	721	(179)		754	1,113
Gain on investments	–	–	–	–	–	16		(16)	–
Write-off of amounts receivable	–	–	18	–	–	225		–	–
Loss (gain) on disposal of equipment	284	21	424	3	(25)	82		12	–
Interest income	(742)	(1,381)	(447)	(186)	(486)	(222)		(97)	(51)
Interest on capital leases	440	463	391	427	471	433		–	–
Accretion and interest expense	163	86	84	102	86	610		356	1,156
Loss on early retirement of
convertible note	–	–	–	–	–	–		–	138
Profit (loss) before income taxes	(3,339)	(1,304)	(4,687)	(1,991)	5,671	(2,061)		(859)	(2,356)
Future income tax recovery (expense)	703	414	698	26	(1,768)	646		(10)	–
Profit (loss) before non-controlling	(2,636)	(890)	(5,385)	(1,965)	3,903	(1,415)		(868)	(2,356)
interest
Non-controlling interest	589	88	(3,322)	837	(3,472)	(506)		91	–
Profit (loss) for the period	$(2,047)	$(801)	$(8,707)	$(1,128)	$431	$(1,921)		$(777)	$(2,356)
Loss from discontinued operation	(203)	–	–	–	–	–		–	–
Net Income (Loss)	$(2,250)	$(801)	$(8,707)	$(1,128)	$431	$(1,921)		$(777)	$(2,356)

Basic and diluted profit (loss) per
share	$(0.01)	$(0.003)	$(0.04)	$0.00	$0.00	$(0.03)	$	(0.01)	$(0.08)
Weighted average number of common
shares outstanding (thousands)	238,042	237,731	223,891	187,817	187,132	99,614		68,307	30,322

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Results of Operations

The Company had a loss of $3,051,200 for the six month period ended August 31, 2008 compared to a net loss of $1,490,236 for the comparable period in the prior year. The increase in net losses during the period is mainly due to the foreign exchange loss of $624,887 incurred during the six month period ending August 31, 2008 compared to the foreign exchange gain of $3,497,377 recorded during the six month period ending August 31, 2007.

During the six months ended August 31, 2008, the Company realized rough diamond sales of $17,007,623 compared to $21,702,746 for the comparable period in the prior year, this decrease is as a result of industrial action at the mines during July and August 2008 during which time production fell by approximately 55%. Mine site operating costs for the six months ended August 31, 2008 amounted to $12,259,173 (six months ended August 31, 2007 - $12,909,593), which excludes amortization and depletion charges of $5,246,960 (six months ended August 31, 2007 – $3,654,569).

Exploration expenses (excluding stock-based compensation) decreased to $271,182 for the six months ended August 31, 2008 compared to $466,167 for the same period in the prior year. This decrease is due to less engineering activities and property assessment fees performed during the six month period ended August 31, 2008 on South African diamond properties and the Kwango River Project in the DRC.

A foreign exchange loss of $624,887 was recorded for the six months ended August 31, 2008 compared to a foreign exchange gain of $3,497,377 for the same period in the previous year due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar.

Administrative costs for the six months ended August 31, 2008 decreased to $1,839,810 in comparison to $2,351,880 incurred in for the same period in the prior year, primarily due to centralized administration and salary expenses which are in line with those in the market. Travel and conference expenses amounted to $319,709 for the six months ended August 31, 2008 compared to $411,026 for the same period in the previous year. Legal, accounting and audit expenses for the six months ended August 31, 2008 amounted to $776,895 compared to $468,164 incurred for the same period in the prior year. This increase was primarily due to increased legal services in the current period.

Stock-based compensation increased to $1,058,101 for the six months ending August 31, 2008 in comparison to $39,651 for the same period in the previous year due to an increase in the number of options granted during fiscal 2008.

Interest expenses decreased to $248,831 for the six months ended August 31, 2008, compared to $696,105 for the six months ended August 31, 2007, mainly due to the accretion and interest charges relating to the issuance of the convertible promissory notes incurred during the period ended August 31, 2007.

1.6            Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At August 31, 2008, the Company had a working capital of $4,388,435 compared to working capital of $26,094,261 at February 29, 2008.

Effective March 1, 2008, the Company increased its ownership of VWDG and Klipdam by 34% resulting to an 85% interest by issuing 14,285,715 common shares of the Company pursuant to the June 2006 Durnpike Definitive Agreement. During the period ended August 31, 2008 the BEE group increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% were at a subscription price of ZAR 17.5 million and the BEE group will also inject ZAR 10.5 million in working capital into the VWDG.

The Company has the following payment commitments: (a) minimum lease payments of ZAR89 million ($12.4 million) in installments up to the year 2011 to various financial institutions for plant and equipment (c) Remaining acquisition payment of ZAR27.5 million ($3.8 million) to Trans Hex following the acquisition of Saxendrift Mine (Pty) Ltd. subject to the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.

Other than described above the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

As described in 1.2.2 Financings, the Company did not complete any debt financings during the period, however the Company has sufficient funds available to meet its capital expenditure requirements.

In January 2008, the Company completed a $14.5 million private placement which will be used to fund Rockwell’s diamond operations and new project evaluation and development (described in item 1.2.2 Financings).

As at August 31, 2008, the Company has the following capital expenditure commitments:

a)

Pursuant to the Definitive Agreement, the Company is required to spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. In addition, Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series or recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see Kwango River Discussion at 1.2.5 Exploration and Development Properties – Kwango River Project);

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Pursuant to the Exchange Agreement (described in item 1.2.2 Financings).the Company issued Common Shares to the Van Wyk Trust and increased its ownership by 34 % to a total of 85% of the VWDG assets.

During the six months ending August 31, 2008, the BEE group increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG at a subscription price of ZAR17.5 million and are to inject ZAR10.5 million in working capital into the VWDG before the end of December 1, 2008.

Other than already described, the Company had no commitments for capital expenditures and no lines of credit or other sources of financing which have been arranged but as yet unused as at August 31, 2008.

1.8            Off-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

	As at	As at
Balances payable		February 29,
	August 31, 2008	2008
Banzi Trading (h)	$3,819	$–
Jakes Tyres (i)	48,699	49,604
CEC Engineering (c)	4,139	–
	$56,657	$49,604
Balances receivable
Hunter Dickinson Services Inc. (a)	$246,166	$78,504
Flawless Diamonds Trading House (g)	980,558	477,298
Banzi Trading (h)	38,336	33,744
Diacor CC (k)	35,972	3,888
	$1,301,032	$593,434

	Three months ended August 31		Six months ended August 31

Transactions	2008	2007	2008	2007
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$131,362	$220,869	$380,708	$533,023
Euro-American Capital Corporation (b)	–	8,148	–	14,000
CEC Engineering (c)	14,289	15,275	14,289	29,723
Jeffrey B Traders CC (d)	–	27,063	–	68,958
Seven Bridges Trading (e)	37,128	13,189	67,992	33,605
Cashmere Trading (f)	9,483	121,339	19,295	164,696
Banzi Trade 26 (Pty) Ltd (h)	4,927	4,152	12,573	256,094
Jakes Tyres (i)	148,644	135,872	348,037	403,233
AA Van Wyk (j)	–	152,979	–	326,956
Diacor CC (k)	32,696	–	36,314	–

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended August 31		Six months ended August 31

Transactions	2008	2007	2008	2007
Sales rendered to:
Flawless Diamonds Trading House (g)	$9,912,702	$14,201,949	$17,007,623	$21,882,721

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company equally owned by several public companies, one of which is Rockwell, and has certain directors in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated June 1, 2008. There are no specific terms of repayment.

(b)

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provided management services to the Company at market rates for those services, until February 29, 2008.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provides management and marketing services to the Company at market rates.

(e)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(f)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(g)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(h)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 50% owned by HC Van Wyk Diamonds Ltd, 30% by Ronnie Visagie, a member of the van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the period, Banzi provided the Company with buildings materials at market rates.

(i)	Jakes Tyres is a private company with certain directors and officers in common with the Company that provides consumable materials at market rates.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

(j)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provided contract mining services at market rates until February 29, 2008.

(k)	Diacor CC is a private company with certain directors and officers in common with the Company that purchases consumable materials at market rates.

1.10           Fourth Quarter

Not applicable

1.11           Proposed Transactions

Please refer to the discussion of the proposed transaction in Section 1.2.3 Acquisitions.

1.12           Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the nine month period ended February 29, 2008, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13 The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13           Changes in Accounting Policies including Initial Adoption

(a)	The following accounting policies were adopted during the 3 months ended May 31, 2008:

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

	(iii)	Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company’s 2009 fiscal year. The Company’s assessment and disclosure of its ability to continue as a going concern is disclosed in Note 1 of the interim consolidated financial statements fore the period ended May 31, 2008.

	(iv)	Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at the lower of cost and

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

net realizable value, and includes guidance on the determination of cost, including the allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section is effective for the Company’s 2009 fiscal year. Upon adoption of this standard, the Company concluded that there were no material differences between the new standard and the Company’s current accounting policy for its diamond and supplies inventory.

(b)	Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. While the Company has begun assessing the impact of adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14           Financial Instruments and Other Instruments

The carrying value of the Company’s cash and equivalents, amounts receivable, restricted cash, trade receivable from a related party, reclamation deposits accounts payable and accrued liabilities, due to/from related parties and capital lease obligations approximate their fair values.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and trade receivable from a related party. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

1.15           Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a venture issuer.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at October 10th, 2008, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				238,041,569

Share purchase options
	July 10, 2010	$ 0.68	300,000
	September 24, 2012	$ 0.62	5,903,000
	November 14, 2012	$ 0.63	1,106,500
	June 20, 2011	$ 0.45	1,150,000	8,459,500

Warrants	November 22, 2008	$0.80	39,600,000
	May 9, 2009	$0.70	121,779,154	161,379,154

1.15.3        Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the quarter ended August 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4        Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended August 31, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its last evaluation.